

NORTH STAR
PARTNERS

July 20, 2017

Mr. Jon S. Wheeler
Chairman and Chief Executive Officer
Wheeler Real Estate Investment Trust, Inc.
2529 Virginia Beach Boulevard
Suite 200
Virginia Beach, VA 23452

Dear Mr. Wheeler:

NS Advisors, LLC ("North Star", "North Star Partners", "we" or "us") currently owns 452,833 common shares of Wheeler Real Estate Investment Trust, Inc. ("Wheeler", "WHLR" or the "Company"). We have been long time shareholders of the Company and recently have become increasingly concerned about the future prospects of our investment. We believe it is time for us to take a more active stance and are hereby requesting that the board of directors initiate a formal process to explore strategic alternatives for the Company, including, but not limited to, selling the Company, in whole or in pieces, in order to close the substantial gap that exists between the current trading price and our estimate of underlying intrinsic value.

Wheeler's existence as a public company has been difficult for your shareholders. Since the "re-IPO" in 2015 shareholders have endured numerous earnings misses and a failure to achieve the stated goal of generating sufficient cash flow to cover the company's common share dividend on a consistent basis. In 2017 the company has reduced guidance twice, and subsequently reduced the quarterly dividend rate by 19% (from $0.42/share to $0.34/share). Investor disappointment over the inability of the company to deliver on its promises has weighed heavily on the stock price.

Over the past two years the company has made in excess of $300 million in property acquisitions. The acquisitions were funded primarily with fixed obligations (debt and preferred stock), resulting in a balance sheet that has stretched the limits of what we see as responsible levels of leverage. While a small amount remains available on the company's revolving credit agreement, we believe the company is essentially out of capital to grow. At the current size general and administrative cost (we estimate at $6.5-7.0 million) of nearly $0.80/share is an overwhelming burden on shareholder returns when compared to the company's AFFO estimate of $1.48-1.55/share.

As you noted in the first quarter conference call, despite exponential growth since 2012, you "continue to believe the stock is trading well below NAV." Since that call the stock price has declined another 16% (from $13.10 May 1 closing price to today's closing price of $11.01). The

NORTH STAR PARTNERS, LP | NORTH STAR PARTNERS II, LP
274 RIVERSIDE AVENUE | WESTPORT, CONNECTICUT 06880 | (203) 227-9898 | FAX (203) 227-3838

view that the stock is trading below its net asset value (NAV) is also shared by the brokerage firms who follow the company.

> **Compass Point Research & Trading, LLC.** Report dated May 23, 2017: estimated NAV $12.99/share based on 7.75% cap rate.
>
> **Wunderlich Securities, Inc.** Report dated May 23, 2017: estimated NAV $16.34/share based on 7.75% portfolio cap rate. Further comments that "steep management discount likely to persist."
>
> **JMP Securities, LLC.** Report dated May 24, 2017: estimated NAV $15.33/share based on forward 8.5% cap rate. Further comments that "we see no real upcoming catalyst, other than the potential for strategic alternatives, which, in our view, is the most rational prospect to unlock value."

We have been patient shareholders for over two years while you have executed your plan, however your plan has not generated a return for shareholders that justifies continuing the path that we are on. The Company has an attractive portfolio of assets, but its current size is sub-scale and we believe it has no realistic way to grow in an accretive manner. Given these circumstances we believe it is incumbent on the board to take action now that will realize the underlying value of the Company's assets.

Sincerely,

Andrew R. Jones, CFA